

July 17, 2012

Via E-mail
Craig R. Herkert
Chief Executive Officer
SUPERVALU INC.
7075 Flying Cloud Drive
Eden Prairie, MN 55344

>   **Re: SUPERVALU INC.**
>   **Form 10-K for Fiscal Year Ended February 26, 2011**
>   **Filed April 21, 2011**
>   **Form 10-Q for Fiscal Quarter Ended December 3, 2011**
>   **Filed January 12, 2012**
>   **Response dated July 2, 2012**
>   **File No. 001-05418**

Dear Mr. Herkert:

   We have reviewed your response and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K for Fiscal Year Ended February 26, 2011
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 19

Results of Operations, page 19

Comparison of Fifty-two weeks ended February 26, 2011 (fiscal 2011) with Fifty-two weeks ended February 27, 2010 (fiscal 2010), page 19

   1. We note your response to comment 1. We believe your inventory accounting policy disclosure could be more transparent with respect to the use of the replacement cost method you utilize prior to the application of the LIFO reserve; and in connection

with the FIFO cost method. Accordingly, revise your inventory accounting disclosure beginning with your next Form 10-Q filing to provide more specifics about the use of the replacement cost method, the reasons why you concluded the replacement cost method is a reasonably accurate costing method, and the relative percentage usage of this method in connection with the FIFO and LIFO methods.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or me at (202) 551-3720 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief